September 28, 2007

Christian N. Windsor

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4563

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bank of America Corp.
Definitive 14A
Filed March 19, 2007
File No. 01-6523

Dear Mr. Windsor:

On behalf of Bank of America Corporation (the “Company”), this responds to your letter of August 21, 2007, regarding our Definitive Proxy Statement on Schedule 14A for the 2007 Annual Meeting of the Stockholders. Set forth below are each of your comments, indicated in italics, and our responses. We note that your letter indicates that we should comply with the comments in all future filings as applicable. In this regard, we anticipate that the first filing to which these comments will be applicable will be the Schedule 14A we file for our 2008 Annual Meeting of Stockholders.

Compensation Committee, page 7

Comment 1

You provide disclosure regarding two consultants who served the Compensation Committee in 2006. Revise your discussion to more specifically discuss the services provided by the consultants and the nature and the scope of their assignments. Please refer to Item 407(e)(3)(iii) of Regulation S-K.

Response

During 2007-2008, the Compensation Committee (the “Committee”) will only be using the services of one compensation consulting firm, Towers Perrin. We will describe the

September 28, 2007

material elements of the executive compensation services provided by Towers Perrin, which include providing external market and performance comparisons, advising the Committee with respect to Chief Executive Officer (“CEO”) and director compensation, and providing analysis and advice with respect to equity plan design issues.

Comment 2

It appears that the Compensation Committee has a significant role in providing oversight and control over the executive compensation program of Bank of America. However, your discussion indicates that the Board retains a certain amount of oversight, where the Committee makes recommendations to the Board and also provides the Board with information, including the executive officers tally sheets. Revise this section to clarify the extent to which the Committee’s authority to approve compensation is limited and therefore ultimate approval requires Board action. Please refer to Item 407(e)(3)(i) of Regulation S-K.

Response

We will clarify our description of the respective roles of the Board and the Committee in determining executive compensation.

Compensation Discussion and Analysis, page 19

Comment 3

You disclose that the Committee considers business line performance in setting the compensation of executives who have significant line of business responsibilities. You also discuss, in detail, the factors the Committee considered in setting Mr. Lewis’ compensation. To the extent that the decision making process for the other named executive officers was different, including a consideration of other performance measurements, please discuss the compensation determinations for those named officers. Please refer to Item 402(b)(1)(v) and 402(b)(2)(v, vi, and vii) of Regulation S-K.

Response

As discussed on page 21 of the 2007 Proxy Statement, the Committee’s decision making process for the CEO and the other named executive officers (“NEOs”) is substantially the same. The only differences are that (i) for the NEOs, the Committee receives the CEO’s perspective on the respective NEO’s individual performance and reviews the performance of the business line, if any, for which the respective NEO is responsible; and (ii) for the CEO, in

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addition to reviewing relative financial performance over one-year, three-year and five-year periods, the Committee considers such performance over the CEO’s full tenure.

Comment 4

One of the questions to be addressed as part of the Compensation Discussion and Analysis section is how the amount of each element of compensation was determined. You provide disclosure regarding various factors considered by the Committee and by the CEO in making recommendations to the Committee, including peer group compensation information, corporate level performance targets, performance compared to the performance of your two peer groups and performance of individual business units (for executive officers with line of business responsibilities). However, your discussion of the process for determining cash incentive compensation and the size of long term compensation do not directly tie any of these factors to the ultimate compensation decision. Please revise your discussion to indicate the extent to which the size of the compensation provisions are directly tied to particular measurements of corporate performance or to match a particular measurement of peer group pay practices. To the extent that these factors are considered and inform the Committee’s determination, but the ultimate decision on the size or target payout is set using the Committee’s discretion, please discuss the use of discretion. Please refer to Item 402(b)(1)(v) and 402(b)(2)(vi) of Regulation S-K.

Response

The Committee does not give weighted values to particular factors, but rather considers the factors both individually and in their entirety. Thus, while we have a structured, principled framework for assessing performance and compensation, as discussed in the CD&A on pages 21, 24 and 25, the Committee does exercise judgment in determining the amount of performance-based compensation received by the CEO and NEOs, and we will make this clearer.

Comment 5

There appears to be significant differences in the amounts paid to Mr. Lewis and the amounts paid to the other named executive officers. Revise the disclosure to discuss the reasons that the Committee determined that the disparity in the amount of compensation of the Chief Executive compared to the other named executives was consistent with Bank of America’s compensation program. In the last paragraph of Section II(B)(1) of Release 33-8732A, the Commission clarified that you should discuss material differences in the compensation policies between the named executive officers. Please also refer to Item 402(b)(2)(vii) of Regulation S-K.

September 28, 2007

Response

We will discuss the reasons that the Committee has determined that the CEO should be paid more than the other NEOs. These include his much greater responsibilities both with respect to the management and strategic direction of all the Company’s business units, as well his substantial obligations with respect to the Company’s external relationships.

Impact of SEC and Accounting Rules on Compensation Disclosure, page 25

Comment 6

In what appears to be a closing piece of your Compensation Discussion and Analysis, you provide disclosure and a table which shows how you viewed compensation amounts when determining the total compensation for the named executives. Revise your disclosure to ensure that this table is not given greater prominence than the required tables, including the Summary Compensation Table. In particular, please refrain from using the heading “Alternative Summary Compensation Table” which appears to present your table of compensation actions as part of the same series of tables as the Summary Compensation Table, as the other tables appear to be part of your analysis of your compensation decisions and should be presented as such. Finally, please clarify that while your table is presented to explain how you view the disclosure, you should explain that your alternative table and disclosure are not a substitute for the complete information required by the SEC’s rules.

Response

We will revise the format of our disclosure to see that the “Alternative Summary Compensation Table” does not receive greater prominence than the required tables. We also will add further explanation that it is provided as supplemental information for stockholders and is not intended as a substitute for the information required by the Commission’s rules.

Summary Compensation Table, page 27

Comment 7

You provide a number of detailed footnotes to the Summary Compensation Table and the Grant of Plan Based Awards Table. Please limit the use of footnotes to required disclosure or other information explaining adjustments or assumptions. Please place more broad-based explanatory information in the narrative discussion of these tables called for by Item 402(e) of Regulation S-K or in your CD&A, as appropriate.

September 28, 2007

Response

We will revise our disclosure to provide any more general explanation in the narrative discussion that accompanies the tables or in the CD&A as appropriate. However, to the extent that the explanations relate to specific items in a table, we believe that the use of footnotes is more informative to stockholders.

Comment 8

Revise to disclose the assumptions used to value the restricted stock awards, or make reference to the relevant portion of your notes to financial statement or Management’s Discussion and Analysis called for by the Instructions to 402(c)(v) and (vi) of Regulation S-K.

Response

We believe that we have provided the required information in footnote 3 to the Summary Compensation Table, which discloses that the grant date fair value of restricted stock awards expensed in 2006 was based on the closing price of the common stock on the applicable grant date. In this regard, we note that the numerous assumptions required in valuing stock options are not relevant to restricted stock.

Certain Transactions, page 42

Comment 9

Please revise your discussion of credit relationships between Bank of America and your officers and directors to include the full representation required by Instruction 4(c) to Item 404(a) of Regulation S-K.

Response

We believe that the disclosure that appears on page 42 of the 2007 Proxy Statement complies with the requirements of Instruction 4(c) to Item 404(a) of Regulation S-K. Instruction 4(c) states that if the lender is a bank, disclosure under Item 404(a) may consist of a statement, if such is the case, that the related person indebtedness transactions (i) were made in the ordinary course business, (ii) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparables loans with person not related to the lender, and (iii) did not involve more than the normal risk of collectibility or present other unfavorable terms. As such is the case with respect to the indebtedness transactions between the Company and its related persons, we have included the language

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of Instruction 4(c)(i),(ii) and (iii) verbatim. Please let us know if you believe any additional information is required.

*        *        *

As requested in your comment letter, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please contact me at 704.386.5083—telephone or 704.386.1670—facsimile.

Very truly yours,

/s/ William J. Mostyn III
William J. Mostyn III Deputy General Counsel and Corporate Secretary